Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(In thousands)	2017	2016	2015	2014	2013
Earnings
Income (loss) from continuing operations before income taxes	$(314,198)	$(108,138)	$20,205	$(36,619)	$212,489
Adjustment to remove equity income from joint ventures, net of dividends received	$60,001	$(4,280)	$21,072	$8,726	$1,995
Fixed charges (from below)	$27,407	$4,140	$2,534	$682	$634
Non-controlling interests in income that have not incurred fixed charges	$(809)	$(567)	$(196)	$(366)	$(289)
Total Earnings, as defined	$(227,599)	$(108,845)	$43,615	$(27,577)	$214,829

Fixed Charges
Interest expense (A)	$26,305	$3,796	$2,338	$492	$462
Estimated interest component of rental expense (B)	$1,102	$344	$196	$190	$172
Total Fixed Charges, as defined	$27,407	$4,140	$2,534	$682	$634

Ratios of Earnings to Fixed Charges	N/A	N/A	17.2	N/A	338.8

Coverage excess / (deficiency)	$(255,006)	$(112,985)	$41,081	$(28,259)	$214,195

(A) Interest expense includes interest associated with our lending arrangements and amortization of debt issuance costs. Capitalized interest was not material during the periods presented.

(B) The interest portion of rent expense was calculated using our incremental borrowing rate during the periods presented.